November 7, 2012

Via EDGAR

Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549

 Dear Mr. Larry Spirgel

Re:      Flow Tech Solutions Inc. (the “Company”)
            Registration Statement on Form S-1
            Filed August 10, 2012
            File No. 333-183239

I am President and C.E.O. of the Company and write this letter on behalf of the Company.  Your comments are reprinted below along with our response and, if applicable, our proposed changes to the Registration Statement:

General

1.      Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

•         Describe how and when a company may lose emerging growth company status;

•         Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•         State your election under Section 107(b) of the JOBS Act:

o   If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.  Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.  Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

ANSWER:We agree that we are an emerging growth company and have reviewed the disclosure throughout our prospectus accordingly.

2.      Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

ANSWER:  We have not proved any written materials to potential investors that are qualified institutional buyers or institutional accredited investors, nor do we have any brokers or dealers that are participating in our offering.

Summary, page 5

3.      We note the first paragraph of page 5 states you are development stage company.  Please revise to disclose you are also a shell company as defined under Rule 405 of the Securities Act.  Further, revise throughout your prospectus (such as page 11) to explain the effects of the availability of Rule 144 due to your status as a shell company.

ANSWER:  We do not believe that we are a “shell company” as described under Rule 405 of Regulation C under the Securities Act of 1933, as amended.  Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

Specifically, we do not believe that we can be classified as having “no or nominal operations”.  Our management has specific background experience in our line of business as stated in the Registration Statement on Form S-1.  From inception, our management has devoted a significant amount of time to the development of our business.  In furtherance of our planned business, our management investigated the market demand for massage clinics as well as located a suitable location for our first clinic.  We do not believe that such activities and the various other activities we have undertaken in the furtherance of our planned business can be classified as “no or nominal operations”.

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4.      We note your other disclosure in the first three paragraphs on page 5 regarding your intention to open a massage therapy clinic in Carson, California.  We note your disclosure on pages 22 and 23 regarding the steps to necessary to open this clinic.  Please revise the Summary section to cross-reference investors to pages 22 and 23; revise the Summary section to describe the most material steps to opening a clinic (and describe the current state of affairs of these steps); and disclose the minimum cash amount you will need to raise in the next 12 months to open your first clinic.

ANSWER:  We have made the requested revisions.

5.      It appears the success of your venture depends materially upon your CEO as a source of funding and otherwise.  Please make appropriate disclosures in the Summary section.

ANSWER:  We have added the following disclosure:

      “Our president has orally agreed to provide us necessary funding to maintain minimal operations and fund the cost of our becoming a public company at interest of 5%, payable upon demand.  The anticipated amount of this loan will be not be known at until the time a loan is determined to be needed.  The amount will be based on the amount of funding needed to maintain minimal operation and the cost of becoming a public company from that point in time going forward.  She is not obligated to make any further advances.  We have no agreement, commitment or understanding to secure any such funding from any other source.”

6.      Please disclose in the Summary section the amount of cash you have on-hand as of the most recent practicable date, your monthly burn rate, and the month you will run out of funds without additional cash or credit.

ANSWER:  We have added the following disclosure:

“As of October 31, 2012, we had $365 in our bank account.  Our currently monthly burn rate is approximately $3,917.  Therefore we only have funds to maintain our operations for less than one month at our current monthly burn rate.”

The Offering, page 6

7.      We note your disclosure states “The selling shareholders will sell our shares at a fixed price of $0.01 per share until our shares are quoted on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices.”  Revise to state, as you have done in other parts of the prospectus, the selling shareholders will sell at a fixed price of $0.01 for the duration of the offering.

ANSWER:  We have made the requested revision.

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Risk Factors, page 7

8.      Please add a risk factor that discloses the costs of being a reporting company and how these additional costs will affect your cash needs and ability to become profitable.

ANSWER:  We have added the following risk factor:

We will incur significant increased costs as a result of operating as a public company, and we may be unable to absorb the costs associated with being a public company.

We have never operated as a public company.  As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company.  In addition, related rules implemented by the Securities and Exchange Commission impose various requirements on public companies.  Our sole director and officer will need to devote a substantial amount of time to these compliance initiatives.  Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.  In particular, will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge.  Moreover, if we are not able to comply with the requirements in a timely manner, our stock price could decline, and we could face sanctions, delisting or investigations or other material effects on our business, reputation, results of operations, financial condition or liquidity.

9.      Ms. Cho owns 60% of the outstanding shares.  Please add a risk factor regarding her ability to control corporate decisions such as the election of directors, change of control, and dilution of future investors.

ANSWER:  We have added the following risk factor:

Because our sole officer and director owns 60% of our issued and outstanding common stock, she could make and control corporate decisions that may be disadvantageous to minority shareholders.

Our sole officer and director, Ms. Yong Ok Cho, owns approximately 60% of issued and outstanding shares of our common stock.  Accordingly, she will be able to determine the outcome of all corporate transactions or other matters that require shareholder approval, including but not limited to, the election of directors, mergers, consolidations, and the sale of all or substantially all of our assets.  She will also have the power to prevent or cause a change in control.  The interests of our sole officer and director may differ from the interests of the other stockholders and thus result in corporate decisions that are disadvantageous to other shareholders.

10.  We note you do not have a public trading market for your securities.  Please add a risk factor that explains the attendant risks if a market does not develop.

ANSWER:  We have added the following risk factor:

There is no current trading market for our securities, and if a market for our common stock does not develop, shareholders may be unable to sell their shares.

There is currently no market for our common stock and we can provide no assurance that a market will develop.  We plan to apply for quotation of our common stock on the Over-The-Counter Bulletin Board upon the effectiveness of this Registration Statement, of which this prospectus forms a part.  However, we can provide investors with no assurance that our shares will be traded on the Over-The-Counter Bulletin Board or, if traded, that a public market will materialize.  If no market is ever developed for our shares, it will be difficult for shareholders to sell their stock.  In such a case, shareholders may find that they are unable to achieve benefits from their investment.

11.  It appears you are subject to the penny stock rules.  Please add an appropriate risk factor.

ANSWER:  We have added the following risk factor:

Our shares of common stock are subject to the “penny stock” rules of the Securities and Exchange Commission and the trading market in our securities will be limited, which will make transactions in our stock cumbersome and may reduce the value of an investment in our stock.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks.”  Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).  Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document prepared by the SEC, which specifies information about penny stocks and the nature and significance of risks of the penny stock market.  A broker-dealer must also provide the customer with bid and offer quotations for the penny stock, the compensation of the broker-dealer, and sales person in the transaction, and monthly account statements indicating the market value of each penny stock held in the customer's account.  In addition, the penny stock rules require that, prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.  These disclosure requirements may have the effect of reducing the trading activity in the secondary market for stock that becomes subject to those penny stock rules.  If a trading market for our common stock develops, our common stock will probably become subject to the penny stock rules, and shareholders may have difficulty in selling their shares.

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12.  It appears you have not paid, and do not intend to pay, dividends.  Please add a risk factor that states a shareholder needs to rely on an appreciation in your common stock for a return on investment.

ANSWER:  We have added the following risk factor:

We do not expect to pay dividends in the foreseeable future.

We have never paid any dividends on our common stock.  We do not expect to pay cash dividends on our common stock at any time in the foreseeable future.  The future payment of dividends directly depends upon our future earnings, capital requirements, financial requirements and other factors that our board of directors will consider.  Since we do not anticipate paying cash dividends on our common stock, a return on your investment, if any, will depend solely on an increase, if any, in the market value of our common stock.

Forward Looking Statements, page 10

13.  We note your references to Section 27A(b)(2) of the Securities Act and Section 21E(b)(2)(D) of the Securities and Exchange Act.  These sections do not apply to penny stock.  Please remove these references.

ANSWER:  We have made the requested revisions.

Plan of Distribution, page 11

14.  We note your disclosure under Offering Price and Manner of Sale.  Revise to state consistently the shares will be sold at a fixed price for the entire duration of the offering.

ANSWER:  We have made the requested revisions.

Rule 144 Shares, page 11

15.  Please refer to prior comment 3 and revise your discussion to explain the effects of being a shell company and paragraph (i) of Rule 144.

ANSWER:  Please see our response to comment 3 above as to why we do not believe we are a shell company.

Market Research, page 15

16.  We note your references to facts and statistics from the American Massage Therapy Association and another survey in the fifth paragraph of page 15.  Please include the name and date of the report(s) from which you cite statistics.  Tell us whether this report is publicly available for free and, if possible, include a hyperlink to the report.  Also provide us with a copy of the report, cross-referenced to the cited facts and statistics.

ANSWER:  The report is no longer available online.  The fifth paragraph of page 15 referencing the facts and statistics from the American Massage Therapy Association has been removed.

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Description of Property, page 18

17.  We note you have offices in Portland, Oregon that is about 1,000 miles from Carson, California.  Please revise to explain how being so far from your intended location will affect your efforts to open a massage clinic.

ANSWER:  The address in Carson, California is where we intend to open up our massage therapy clinic, and one we have yet to acquire.  For our filing purposes, we are using our Portland, Oregon address as our corporate office.  The distance between our corporate office in Portland and our slated clinic location in Carson should not affect our efforts to open a massage clinic.

OTC Bulletin Board Qualification for Quotation, page 19

18.  We not your disclosure in the last paragraph on page 19 regarding trading of your stock under Rule 144 and similar disclosure in the first and third paragraphs on page 20.  Please revise this disclosure given your status as a shell company and Rule 144(i).

ANSWER:  Please see our response to comment 3 above as to why we do not believe we are a shell company.

Cash Requirements, page 22

19.  We note your disclosure under this section and Plan of Operations regarding the steps you will be taking to begin operations.  Please also provide a more detailed timeline for these steps.

ANSWER:  We have added the following disclosure:

Once we have obtained financing for the project, the first month will be spent with architects and designers developing a floor design for our clinic.  The location of each treatment room, the type of lighting and equipment in each area is important in crafting our identity as a premier massage therapy clinic.  This will be followed in month two to four by the construction and improvements to the property.  Once construction is underway, a web designer will be hired to design and build and modern website that will attract the young and sophisticated massage therapy clinic consumers.  Since bookings are now done both by phone and online, it is important for our website to be convenient and user-friendly.  When construction has completed, month five will be dedicated to the installation of the treatment equipment and office amenities.  This process will include the installation of the core treatment equipment as well as the custom signs, lighting and relaxation areas.  Month six onward will be spent hiring and training our staff and implementing our marketing plan.  Our online marketing budget will be spent on having a modern website with great content as well as utilizing paid services such as Google AdWords and Search Engine Optimization.  Concurrently, an offline marketing campaign will commence distributing brochures to local businesses and homes as well as advertising in local newspapers and periodicals.  Our plan is to be opening for business in month seven with a grand opening event which will be advertised locally.  At the event, small gift bags will be distributed to paying customers as well as gift certificates, food, and drinks for all guests.

20.  We note your disclosure in the fourth paragraph on page 23 that states your CEO intends to provide the funding necessary to cover minimal operations.  Please disclose this amount here and in the Summary section.

ANSWER:  We have added the following disclosure:

“Our president has orally agreed to provide us necessary funding to maintain minimal operations and fund the cost of our becoming a public company at interest of 5%, payable upon demand.  The anticipated amount of this loan will be not be known at until the time a loan is determined to be needed.  The amount will be based on the amount of funding needed to maintain minimal operation and the cost of becoming a public company from that point in time going forward.  She is not obligated to make any further advances.  We have no agreement, commitment or understanding to secure any such funding from any other source.”

Directors, Executive Officers, Promoters and Control Persons, page 24

21.  Ms. Cho is the sole director and officer.  Revise your disclosure to make clear you only have one director.  Further, as the sole director, she may elect all of the officers and set her own salary.  Please disclose as such.

ANSWER:  We have made the requested revisions.

22.  Ms. Cho runs Spa Pura.  Please disclose the number of hours per week she devotes to that business and the hours she will devote to Flow Tech.  Further, explain in more detail the business of Spa Pura.

ANSWER:  Spa Pura has employed a capable manager who now handles the day to day operations leaving Ms. Cho time to devote her full efforts on FlowTech.  She currently devotes approximately 40 hours per week to our operations.

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Certain Relationships and Related Transactions, page 26

23.  Please refer to prior comment 20 and revise.

ANSWER:  We are unable to put in a dollar amount as the amount is not yet known.

24.  Revise to state Ms. Cho is a promoter.

ANSWER:  We have made the requested revisions.

Please contact the writer if you have any further questions.

Yours truly,

Flow Tech Solutions Inc.

Per: /s/ Yong Ok Cho

Yong Ok Cho

President & C.E.O.

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